UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2003

                                   CELANESE AG
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    (Address of Principal Executive Offices)

               Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F [X] Form 40-F [ ]

               Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

               If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________.


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                                   CELANESE AG


          On December 16, 2003 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued its Disclosure Notice in accordance with Section 15 of the German Securities Trading Law and a press release announcing the intention of Blackstone Capital Partners to launch a voluntary public offer to acquire all of the outstanding shares of Celanese AG for a price of EUR 32.50 per share, which are respectively attached as Exhibits 99.1 and 99.2 hereto and incorporated by reference herein.



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


                                    EXHIBITS

                  Exhibit No.           Exhibit
                  -----------           -------

                  99.1                  Disclosure Notice in accordance with
                                        Section 15 of the German Securities
                                        Trading Law issued December 16, 2003
                                        announcing the intention of Blackstone
                                        Capital Partners to launch a voluntary
                                        public offer to acquire all of the
                                        outstanding shares of Celanese AG for a
                                        price of EUR 32.50 per share



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


                                    EXHIBITS


                  Exhibit No.           Exhibit
                  -----------           -------

                  99.2 Press release dated December 16, 2003 announcing the intention of Blackstone Capital Partners to launch a voluntary public offer to acquire all of the outstanding shares of Celanese AG for a price of EUR 32.50 per share



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


                                   SIGNATURES



          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CELANESE AG
                                   (Registrant)

                                   By:     /s/ P. W. PREMDAS
                                           -------------------------------------
                                   Name :  Perry W. Premdas
                                   Title:  Member of the Management Board
                                           (Chief Financial Officer)




          Date: December 16, 2003



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
                                  EXHIBIT INDEX


                  Exhibit No.           Exhibit
                  -----------           -------

                  99.1                  Disclosure Notice in accordance with
                                        Section 15 of the German Securities
                                        Trading Law issued December 16, 2003
                                        announcing the intention of Blackstone
                                        Capital Partners to launch a voluntary
                                        public offer to acquire all of the
                                        outstanding shares of Celanese AG for a
                                        price of EUR 32.50 per share


                  99.2 Press release dated December 16, 2003 announcing the intention of Blackstone Capital Partners to launch a voluntary public offer to acquire all of the outstanding shares of Celanese AG for a price of EUR 32.50 per share